Exhibit 99.1

FOR RELEASE 8:00AM CST MONDAY NOVEMBER 12, 2012

3SBio Inc. Announces Unaudited Third Quarter 2012 Results
Net revenues grew 22.5% year-on-year to RMB180.6 million (US$28.7 million)
Operating profits declined 5.1% year-on-year to RMB38.1 million (US$6.1 million)
Reiterates 2012 net revenues guidance of US$99-US$106 million

SHENYANG, CHINA – November 12, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2012.

Third Quarter 2012 Financial Highlights:

  Total net revenues increased by 22.5% over the third quarter of 2012 to RMB180.6 million (US$28.7million), compared to RMB147.4 million (US$23.1 million) in the third quarter of 2011.
  Operating income decreased by 5.1% to RMB38.1 million (US$6.1 million), compared to operating income of RMB40.1 million (US$6.3 million) in the third quarter of 2011.
  GAAP net income attributable to 3SBio Inc. decreased by 34.5% to RMB22.1 million (US$3.5 million), compared to net income of RMB33.7 million (US$5.3 million) in the third quarter of 2011. Non-GAAP net income attributable to 3SBio Inc. decreased by 7.6% to RMB31.2 million (US$5.0 million), compared to net income of RMB33.7 million (US$5.3 million) in the third quarter of 2011.
  GAAP net income attributable to 3SBio Inc. per American Depositary Share (“ADS”) on a fully-diluted basis decreased by 35.3% to RMB0.97 (US$0.15) compared to net income per ADS on a fully-diluted basis of RMB1.50 (US$0.23) for the third quarter of 2011. Non-GAAP net income attributable to 3SBio Inc. per American Depositary Share (“ADS”) on a fully-diluted basis decreased by 8.7% to RMB1.37 (US$0.22) compared to net income per ADS on a fully-diluted basis of RMB1.50 (US$0.23) for the third quarter of 2011.
  Cash, cash equivalents and time deposits were RMB852.6 million (US$135.7 million, including restricted cash of RMB0.7 million) at September 30, 2012.

First Nine Months 2012 Financial Highlights:

  Total net revenues increased by 26.0% over the first nine months of 2012 to RMB506.0 million (US$80.5 million), compared to RMB401.7 million (US$63.0 million) in the first nine months of 2011.
  Operating income increased by 22.8% to RMB117.3 million (US$18.7 million), compared to operating income of RMB95.6 million (US$15.0 million) in the first nine months of 2011.
  GAAP net income attributable to 3SBio Inc. decreased by 1.1% to RMB85.2 million (US$13.6 million), compared to net income of RMB86.2 million (US$13.5 million) in the first nine months of 2011. Non-GAAP net income attributable to 3SBio Inc. increased by 22.5% to RMB105.7 million (US$16.8 million), compared to net income of RMB86.2 million (US$13.5 million) in the first nine months of 2011.
  GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis decreased by 1.8% to RMB3.76 (US$0.60) compared to net income per ADS on a fully-diluted basis of RMB3.83 (US$0.60) for the first nine months of 2011. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis increased by 21.5% to RMB4.65 (US$0.74) compared to net income per ADS on a fully-diluted basis of RMB3.83 (US$0.60) for the first nine months of 2011.

Third Quarter 2012 Business Highlights

Operations

  EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the third quarter of 2012 rising 16.2% to RMB100.6 million (US$16.0 million), compared to RMB86.6 million (US$13.6 million) in the third quarter of 2011.
  Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 24.2% to RMB 57.2 million (US$9.1 million) in the third quarter of 2012, compared to RMB46.0 million (US$7.2 million) in the third quarter of 2011.
  Net revenues for Iron Sucrose Supplement increased by 27.8% to RMB9.1 million (US$1.4 million) in the third quarter of 2012, compared to RMB7.1 million (US$1.1 million) in the third quarter of 2011.
  Net export revenues increased by 92.5% to RMB10.3 million (US$1.6 million), accounting for 5.7% of total net revenue in the third quarter of 2012, compared to RMB5.3 million (US$0.8 million), or 3.6% of net revenues in the third quarter of 2011.

Dr. Jing Lou, chief executive officer of 3SBio, commented: “

We remain optimistic about the long-term market potential for our core products, EPIAO and TPIAO, however, in the short term, the NDRC’s cuts to retail drug price ceilings will put pressure on tender prices. The recently-completed military hospital tender resulted in price cuts in excess of 20% for both EPIAO and TPIAO but the impact on upcoming provincial tenders remains uncertain. EPIAO and TPIAO volume growth remains strong as access to dialysis treatment in China continues to improve. Due to the growing demand for dialysis services, we recently started construction of a facility in Benxi, Liaoning Province, to manufacture dialysis-related consumables. The new facility is expected to commence operations in 2015/16. We will continue to look for opportunities to broaden our product lines to serve the needs of CKD patients.

Three Months Ended September 30, 2012 Unaudited Financial Results

Net revenues. Net revenues increased by 22.5% to RMB180.6 million (US$28.7 million) for the third quarter of 2012 from RMB147.4 million (US$23.1 million) for the same period in 2011. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 16.2% and 24.2%, respectively, over the same period in 2011. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 31.7% of total net revenues. Export sales increased by 92.5% year-on-year to RMB10.3 million (US$1.6 million), and revenues from Iron Sucrose rose by 27.8% year-on-year to RMB9.1 million (US$1.4 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the third quarter of 2012 increased by 20.6% to RMB161.8 million (US$25.7 million) from RMB134.1 million (US$21.0 million) for the same period in 2011. Gross margins decreased 1.4% to 89.6% for the third quarter of 2012 from 91.0% for the same period in 2011. The decrease in gross margin was partly attributable to pricing pressure related to the National Development and Reform Commission’s cuts to drug ceiling prices.

Operating expenses. Operating expenses were RMB123.8 million (US$19.7 million) for the third quarter of 2012, representing an increase of 31.6% from RMB94.0 million (US$14.7 million) for the same period in 2011.

  Research and development (“R&D”) costs. R&D costs for the third quarter of 2012 were RMB21.1 million (US$3.4 million), or 11.7% of net revenues, compared to RMB10.6 million (US$1.7 million), or 7.2% of net revenues, for the same period in 2011. The increase in R&D expenses is primarily attributable to NuPIAO, our second generation version of EPIAO and an anti-TNF compound that targets rheumatoid arthritis, psoriasis and other inflammatory disorders.
  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the third quarter of 2012 were RMB83.9 million (US$13.3 million), or 46.5% of net revenues, compared to RMB68.2 million (US$10.7 million), or 46.3% of net revenues, for the same period in 2011.
  General and administrative expenses. General and administrative expenses for the third quarter of 2012 were RMB18.8 million (US$3.0 million), or 10.4% of net revenues, compared to RMB15.5 million (US$2.4 million), or 10.5% of net revenues for the same period in 2011.

Operating income. Operating income was RMB38.1 million (US$6.1 million) for the third quarter of 2012, a 5.1% decrease from operating income of RMB40.1 million (US$6.3 million) for the same period in 2011. GAAP operating margin for the third quarter of 2012 was 21.1%, a 6.1% point decrease from operating margin of 27.2% for the same period in 2011. The decrease in operating margin is primarily due to lower gross margins and higher R&D expenses.

Interest income. Net interest income was RMB5.8 million (US$0.9 million) for the third quarter of 2012, compared to RMB5.0 million (US$0.8 million) for the same period in 2011. The increase in interest income is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income attributable to 3SBio Inc. GAAP net income attributable to 3SBio Inc. was RMB22.1 million (US$3.5 million) for the third quarter of 2012, a 34.5% decrease over net income of RMB33.7 million (US$5.3 million) for the same period in 2011. Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the third quarter of 2012 decreased to RMB0.97 (US$0.15) compared to RMB1.50 (US$0.23) for the same period in 2011. Net margin for the third quarter of 2012 was 12.1%, a 10.8% point decrease over net margin of 22.9% for the same period in 2011.

Non-GAAP net income attributable to 3SBio Inc. was RMB31.2 million (US$5.0 million) for the third quarter of 2012, a 7.6% decrease over net income of RMB33.7 million (US$5.3 million) for the same period in 2011. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the third quarter of 2012 decreased to RMB1.37 (US$0.22) compared to RMB1.50 (US$0.23) for the same period in 2011. Net margin for the third quarter of 2012 was 17.3%, a 5.6% point decrease over net margin of 22.9% for the same period in 2011.

The difference between GAAP and non-GAAP net income is due a writedown in the third quarter of RMB 9.1 million (US$1.45 million) in available-for-sale securities, following a decline deemed to be other than temporary in the market value of 3SBio’s US$4.5 million investment in the common shares of Isotechnika (TSX:ISA). The carrying value of the investment in Isotechnika as of September 30, 2012 was RMB7.9 million (US$1.3 million).

Nine Months Ended September 30, 2012 Unaudited Financial Results

Net revenues. Net revenues increased by 26.0% to RMB506.0 million (US$80.5 million) for the first nine months of 2012 from RMB401.7 million (US$63.0 million) for the same period in 2011. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 20.9% and 26.6%, respectively, over the same period in 2011. TPIAO remained 3SBio’s second largest revenue contributor in the first nine months, accounting for an all-time high of 31.5% of total net revenues. Export sales increased by 86.4% year-on-year to RMB26.3 million (US$4.2 million), and revenues from Iron Sucrose rose 42.1% year-on-year to RMB25.8 million (US$4.1 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first nine months of 2012 increased by 26.4% to RMB453.3 million (US$72.1 million) from RMB358.5 million (US$56.2 million) for the same period in 2011. Gross margins increased by 0.4% points to 89.6% for the first nine months of 2012 from 89.2% for the same period in 2011. The increase was mainly attributable to improved manufacturing productivity of the new plant.

Operating expenses. Operating expenses were RMB336.0 million (US$53.5 million) for the first nine months of 2012, representing an increase of 27.8% from RMB263.0 million (US$41.2 million) for the same period in 2011.

  Research and development (“R&D”) costs. R&D costs for the first nine months of 2012 were RMB54.4 million (US$8.7 million), or 10.8% of net revenues, compared to RMB29.1 million (US$4.6 million), or 7.2% of net revenues, for the same period in 2011. The increase in R&D expenses is primarily attributable to NuPIAO, our second generation version of EPIAO and an anti-TNF compound that targets rheumatoid arthritis, psoriasis and other inflammatory disorders.
  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the first nine months of 2012 were RMB227.3 million (US$36.2 million), or 44.9% of net revenues, compared to RMB188.9 million (US$29.6 million), or 47.0% of net revenues, for the same period in 2011. The decrease is mainly attributable to improved sales force productivity following the expansion of the sales force in 2010 and 2011.
  General and administrative expenses. General and administrative expenses for the first nine months of 2012 were RMB55.0 million (US$8.8 million), or 10.9% of net revenues, compared to RMB46.5 million (US$7.3 million), or 11.6% of net revenues for the same period in 2011.

Operating income. Operating income was RMB117.3 million (US$18.7 million) for the first nine months of 2012, a 22.8% increase from operating income of RMB95.6 million (US$15.0 million) for the same period in 2011. Operating margin for the first nine months of 2012 was 23.1%, a 0.7% point decline from operating margin of 23.8% for the same period in 2011. The decline in operating margin is primarily due to increased R&D expenses.

Interest income. Net interest income was RMB18.4 million (US$2.9 million) for the first nine months of 2012, compared to RMB13.8 million (US$2.2 million) for the same period in 2011. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income attributable to 3SBio Inc. GAAP Net income attributable to 3SBio Inc. was RMB85.2 million (US$13.6 million) for the first nine months of 2012, a 1.1% decrease over net income of RMB86.2 million (US$13.5 million) for the same period in 2011. Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the first nine months of 2012 decreased to RMB3.76 (US$0.60) compared to RMB3.83 (US$0.60) for the same period in 2011. Net margin for the first nine months of 2012 was 16.7%, a 4.8% point decrease over net margin of 21.5% for the same period in 2011.

Non-GAAP net income attributable to 3SBio Inc. was RMB105.7 million (US$16.8 million) for the first nine months of 2012, a 22.5% increase over net income of RMB86.2 million (US$13.5 million) for the same period in 2011. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the first nine months of 2012 increased to RMB4.65 (US$0.74) compared to RMB3.83 (US$0.60) for the same period in 2011. Non-GAAP net margin for the first nine months of 2012 was 20.9%, a 0.6% point decrease over net margin of 21.5% for the same period in 2011.

The difference between GAAP and non-GAAP net income is due to writedowns of RMB 11.3 million (US$1.8 million) in the second quarter and RMB 9.1 million (US$1.45 million) in the third quarter in available-for-sale securities, following declines deemed to be other than temporary in the market value of 3SBio’s US$4.5 million investment in the common shares of Isotechnika (TSX:ISA). The carrying value of the investment in Isotechnika as of September 30, 2012 was RMB7.9 million (US$1.3 million).

Conference Call

3SBio’s senior management will host a conference call on Monday, November 12, 2012 9:00pm China Standard Time (8:00am US Eastern or 5:00am US Pacific) to discuss its unaudited third quarter 2012 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 39479759

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong: 800930346
United States: 1-866-519-4004
United Kingdom: 080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 39479759
A telephone replay will be available two hours after the call until November 20, 2012 at:
International: 61-2-8235-5000
United States: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations section of 3SBio’s website at www.3sbio.com and at http://www.media-server.com/m/p/z3b7da4s.

A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. The non-GAAP financial measure represents non-GAAP net income. The measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended September 30, 2011 and September 30, 2012 and for the nine-month periods ended September 30, 2011 and September 30, 2012.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2012. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2848 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.3780 was used for comparative purposes as of September 30, 2011, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the third quarter of 2012 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the third quarter and the year of 2012.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate to occur in the future, and may include, but may not be limited to, discussions and statements regarding: full year revenue target, business growth and prospects, product pricing trends, the estimated completion of new facilities, government policies and regulations and the impact thereof, market size or patient number or illness prevalence estimates, product development prospects, future pipeline progress, regulatory review, certification and approval prospects, operation plans and objectives, partnerships or collaborations and the outcome thereof, capital expense estimate, future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative thereof.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause actual results to differ from what the Company currently anticipates may include: regulatory actions such as adverse drug pricing adjustments; government procurement and reimbursement practice; other government policies and regulations; receipt and timing of regulatory approvals for new facility, products and indications; issues impacting the new facility construction; competition from other domestic and foreign pharmaceutical companies; risks and uncertainties related to cooperation, joint venture, and partnerships; changes in China's healthcare insurance system; the segment market growth for our products; market acceptance of our products; hospital or patient demand for our products; progress of our clinical trials; our ability to enhance production, sales and distribution network and other aspects of operation; our ability to effectively protect intellectual property; changes in the healthcare industry in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to the Company's filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2011.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts
Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

3SBio Inc.
Unaudited consolidated balance sheets
(expressed in thousands)

	December 31,	September 30,	September 30,
	2011	2012	2012
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	245,813	354,808	56,455
Restricted cash	665	667	106
Time deposits with financial institutions	499,201	467,085	74,320
Accounts receivable, less allowance for doubtful accounts:
December 31, 2011 – RMB2,542; September 30, 2012 – RMB2,190(US$348)	113,949	141,465	22,509
Notes receivable	47,243	59,645	9,490
Inventories	27,604	34,259	5,451
Prepaid expenses and other receivables(including expenses prepaid to related parties amounting to RMB6,000 and RMB1,250 (US$199 as of December 31, 2011 and September 30, 2012, respectively)	32,672	38,754	6,166
Available-for-sale securities	22,830	7,855	1,250
Amounts due from related parties	-	1,160	185
Deferred tax assets	2,750	1,832	291

Total current assets	992,727	1,107,530	176,223

Time deposits with financial institutions	20,000	30,000	4,773
Available-for-sale securities	10,848	11,332	1,803
Investment in non-consolidated affiliates	2,245	5,062	805
Property, plant and equipment, net	198,053	206,259	32,819
Prepaid land use rights	17,448	17,036	2,711
Prepayment and noncurrent deposits	16,801	4,123	656
Intangible assets, net	49,615	46,839	7,453
Long term receivables, less allowance for doubtful accounts:
December 31, 2011 – RMB818; September 30, 2012 – RMB818 (US$130)	3,111	2,493	397
Deferred tax assets	262	277	44

Total assets	1,311,110	1,430,951	227,684

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	6,218	3,641	579
Deferred grant income	374	374	60
Accrued expenses and other payables	48,389	61,519	9,789
Income tax payable	8,894	2,094	333

Total current liabilities	63,875	67,628	10,761

Deferred grant income	2,029	10,420	1,658

Total liabilities	65,904	78,048	12,419

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 154,473,159 and 154,577,456 issued and outstanding as of December 31, 2011 and September 30, 2012, respectively	124	124	20
Additional paid-in capital	973,218	989,676	157,471
Accumulated other comprehensive loss	(126,290)	(120,566)	(19,185)
Retained earnings	387,317	472,564	75,192

Total shareholders’ equity attributable to 3SBio Inc.	1,234,369	1,341,798	213,498
Non-controlling interest	10,837	11,105	1,767
Total shareholders’ equity	1,245,206	1,352,903	215,265

Total liabilities and shareholders’ equity	1,311,110	1,430,951	227,684

3SBio Inc.
Unaudited consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	September 30, 2011		September 30, 2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	86,566	13,573	100,620	16,010
TPIAO	46,002	7,213	57,155	9,094
Intefen	1,305	205	1,339	213
Inleusin	563	88	661	105
Iron sucrose	7,107	1,114	9,080	1,445
Export	5,339	837	10,277	1,635
Others	483	76	1,427	227
Total net revenues	147,365	23,106	180,559	28,729
Cost of revenues	(13,228)	(2,074)	(18,726)	(2,980)

Gross profit	134,137	21,032	161,833	25,749

Operating expenses
Research and development costs	(10,628)	(1,666)	(21,148)	(3,365)
Sales, marketing and distribution expenses	(68,217)	(10,696)	(83,888)	(13,348)
General and administrative expenses	(15,482)	(2,427)	(18,832)	(2,996)
Grant income	304	48	96	15

Operating income	40,114	6,291	38,061	6,055

Interest income	5,024	788	5,849	931
Impairment loss on available-for-sale securities	-	-	(9,084)	(1,445)
Share of income/(loss) in non-consolidated affiliates	(801)	(126)	355	56
Other losses, net	(2,122)	(333)	(4,979)	(792)
Total other income/(loss), net	2,101	329	(7,859)	(1,250)

Income before income tax expense	42,215	6,620	30,202	4,805
Income tax expense	(8,448)	(1,325)	(8,035)	(1,278)
Net income	33,767	5,295	22,167	3,527
Less: net income attributable to non-controlling interest	(50)	(8)	(93)	(15)
Net income attributable to 3SBio Inc.	33,717	5,287	22,074	3,512

Net income attributable to 3SBio Inc. per share:
Basic	0.22	0.03	0.14	0.02
Diluted	0.21	0.03	0.14	0.02
Basic weighted average number of shares outstanding	153,432,948	153,432,948	154,618,237	154,618,237
Diluted weighted average number of shares outstanding	157,836,261	157,836,261	159,338,465	159,338,465

Net income attributable to 3SBio Inc. per ADS:
Basic	1.54	0.24	1.00	0.16
Diluted	1.50	0.23	0.97	0.15
Basic weighted average number of ADSs outstanding	21,918,993	21,918,993	22,088,320	22,088,320
Diluted weighted average number of ADSs outstanding	22,548,037	22,548,037	22,762,638	22,762,638

3SBio Inc.
Unaudited consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Nine Months Ended		For the Nine Months Ended
	September30, 2011		September 30, 2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	235,542	36,930	284,847	45,323
TPIAO	126,033	19,761	159,619	25,398
Intefen	3,875	608	3,554	565
Inleusin	1,933	303	1,862	296
Iron sucrose	18,168	2,849	25,814	4,107
Export	14,085	2,208	26,256	4,178
Others	2,096	329	4,046	643

Total net revenues	401,732	62,988	505,998	80,510
Cost of revenues	(43,188)	(6,771)	(52,668)	(8,380)

Gross profit	358,544	56,217	453,330	72,130

Operating expenses
Research and development costs	(29,064)	(4,557)	(54,441)	(8,662)
Sales, marketing and distribution expenses	(188,891)	(29,616)	(227,254)	(36,159)
General and administrative expenses	(46,519)	(7,294)	(55,011)	(8,753)
Grant income	1,491	234	699	111

Operating income	95,561	14,984	117,323	18,667

Interest income	13,751	2,156	18,432	2,933
Impairment loss on available-for-sale securities	-	-	(20,427)	(3,250)
Share of loss in non-consolidated affiliates	(781)	(122)	(610)	(97)
Other losses, net	(557)	(87)	(4,502)	(716)
Total other income/(loss), net	12,413	1,947	(7,107)	(1,130)

Income before income tax expense	107,974	16,931	110,216	17,537
Income tax expense	(21,693)	(3,401)	(24,701)	(3,930)
Net income	86,281	13,530	85,515	13,607
Less: net income attributable to non-controlling interest	(50)	(8)	(268)	(43)
Net income attributable to 3SBio Inc.	86,231	13,522	85,247	13,564

Net income attributable to 3SBio Inc. per share:
Basic	0.56	0.09	0.55	0.09
Diluted	0.55	0.09	0.54	0.09
Basic weighted average number of shares outstanding	153,053,866	153,053,866	154,568,524	154,568,524
Diluted weighted average number of shares outstanding	157,583,783	157,583,783	158,913,155	158,913,155

Net income attributable to 3SBio Inc. per ADS:
Basic	3.94	0.62	3.86	0.61
Diluted	3.83	0.60	3.76	0.60
Basic weighted average number of ADSs outstanding	21,864,838	21,864,838	22,081,218	22,081,218
Diluted weighted average number of ADSs outstanding	22,511,969	22,511,969	22,701,880	22,701,880

Reconciliations of GAAP net income to non-GAAP net income for the third quarter of 2011 and 2012
(in RMB thousands, unaudited)

	Three months ended					Three months ended
	September 30, 2011					September 30, 2012
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	33,717	5,287	-	33,717	5,287	22,074	3,512	9,084	31,158	4,957

The adjustment for the three months ended September 30, 2012 is for the exclusion of the impairment loss of US$1,445,000 (RMB9,084,000) on available-for-sale securities.

Reconciliations of GAAP net income to non-GAAP net income for the nine months of 2011 and 2012
(in RMB thousands, unaudited)

	Nine months ended					Nine months ended
	September 30, 2011					September 30, 2012
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	86,231	13,522	-	86,231	13,522	85,247	13,564	20,427	105,674	16,814

The adjustment for the nine months ended September 30, 2012 is for the exclusion of the impairment loss of US$3,250,000 (RMB20,427,000) on available-for-sale securities.